       As Filed with the Securities and Exchange Commission May   , 1996

                                                     Registration No. __________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    Form S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933


                           GATEWAY INDUSTRIES, INC.
             -----------------------------------------------------
               (Exact name of registrant as specified in charter)


      Delaware                                         33-0637631
- ---------------------------  ------------------------------------
(State or other
 jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or
 organization)

                                        Robert W. Forman, Esq.
c/o Marsel Mirror & Glass               Greenberger & Forman
 Products, Inc.                         1370 Avenue of the Americas
101-01 Foster Avenue                    New York, NY 10019
Brooklyn, NY 11236                      212-757-4001
(718) 272-9700
- ---------------------------  ------------------------------------

(Address, including zip code,     (Name, address, including zip
and telephone number,             code, and telephone number, including area
including area code,              code, of agent for service)
of registrant's principal
executive office)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1),
check the following box. [   ]

                        CALCULATION OF REGISTRATION FEE

                                       Proposed       Proposed
Title of each                          maximum         maximum
class of              Amount       offering price     aggregate    Amount of
securities to          to be          per share       offering    registration
be registered       registered                          price         fee
Common Stock,
$.001 par value..   2,070,026*       $4.00*          $8,280,104*     $2,848.55



/*/  Estimated solely for the purpose of calculating the Registration Fee.

                   SUBJECT TO COMPLETION, DATED MAY  , 1996

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                                                    _________    SHARES

                            GATEWAY INDUSTRIES, INC.
                                  COMMON STOCK
                                  ------------

     Gateway Industries, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its common stock, $.001 par value per share (the "Common Stock"), as of the close of business on __________ (the "Record Date"), transferable subscription rights (the "Rights") to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $____ per share (the "Subscription Price"). Stockholders will be entitled to ____ Rights for each share of Common Stock held on the Record Date. Each Right will entitle its holder (a "Holder") to purchase one share of Common Stock (collectively the "Underlying Shares"). No fractional shares of Common Stock will be sold, and fractional interests will be rounded down.

     Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Subscription Price a pro rata portion of any Underlying Shares that are not otherwise subscribed for pursuant to the exercise of Basic Subscription Privileges (the "Oversubscription Privilege"; collectively, with the Basic Subscription Privilege, and the sale of shares of Common Stock in connection therewith, the "Rights Offering.")

     The Underlying Shares are currently traded on the OTC Bulletin Board. On June ___, 1996, the closing bid price of the Common Stock as reported on the OTC Bulletin Board was ____ per share. The Company believes that the Rights will also be traded on the OTC Bulletin Board; however, no assurances can be given that a market for the Rights will develop. In addition, the Company has applied to list its common stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all.

     THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON ___, 1996, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond ____________, 1996. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day The Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Subscription Price will be held by American Stock Transfer & Trust Company, as the Subscription Agent, until the closing, which will occur promptly following the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.

  AN INVESTMENT IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
 THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED
                                    HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN
ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             --------------------

            The date of this Prospectus is __________________, 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Underlying Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein, for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, DC.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the commission located at 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Common Stock is traded on OTC Bulletin Board and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

                    ---------------------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE
     The following documents filed by Company with the Commission are incorporated herein by reference:

    (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995;
    (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended March, 31, 1996; and
    (iii) the Company's Current Report on Form 8-K dated December 7, 1995, as amended on February 7, 1996.

     Copies of the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1995 and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996 accompany this Prospectus. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Rights Offering, shall be deemed to be incorporated by reference to this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal office: Gateway Industries, Inc., c/o Marsel Mirror & Glass Products, Inc., 101-01 Foster Avenue, Brooklyn, NY 11236, Attn: Paul Barlow, Tel. 718-272-9700.

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the information appearing elsewhere in or incorporated by reference into this Prospectus.

                                  THE COMPANY

     Gateway Industries, Inc., a Delaware corporation (the "Company"), through its wholly owned subsidiary, Marsel Mirror & Glass Products, Inc. ("Marsel"), is a manufacturer of mirrors and related glass products and framed art principally sold to mass market retailers throughout the country. The Company's principal executive offices are located at 101-01 Foster Avenue, Brooklyn, NY 11236 and its telephone number is (718) 272-9700.

                              THE RIGHTS OFFERING

Rights.....................  Each holder of Common Stock will receive ____
                             transferable Rights for each share of Common Stock
                             held of record on the Record Date.  An aggregate
                             of ___________ Rights will be distributed pursuant
                             to the Rights Offering.  An aggregate of _________
                             shares of Common Stock will be sold if all Rights
                             are exercised.  The exercise of Rights is
                             irrevocable once made, and no Underlying Shares
                             will be issued until the closing following the
                             Expiration Date.

Basic Subscription
 Privilege.................  Holders are entitled to purchase at the
                             Subscription Price one share of Common Stock for
                             each Right held.  See "The Rights Offering -- The
                             Rights" and "Subscription Privileges -- Basic
                             Subscription Package."

Oversubscription Privilege.  Each Holder who elects to exercise his or her
                             Basic Subscription Privilege may also subscribe at the Subscription Price for Underlying Shares, if any, remaining unissued after satisfaction of all subscriptions pursuant to the Basic Subscription
                             Privilege. If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription
                             Privilege, the available Underlying Shares will be allocated on a pro rata basis among Holders who exercise their Oversubscription Privilege based on the respective numbers of Underlying shares subscribed for by such Holders pursuant to the Basic Subscription Privilege. See "The Rights
                             Offering -- The Rights" and "Subscription
                             Privileges -- Oversubscription Privilege."

Subscription Price.........  $____ in cash per share of Common Stock.

Shares of Common
 Outstanding
 after Rights Offering.....  Assuming that all Rights are fully exercised,
                             ____________ shares will be outstanding after the
                             Rights Offering, based on 1,035,013 shares
                             outstanding on the Record Date.  The final number
                             of shares of Common Stock that will be outstanding
                             after the Rights Offering is dependent upon the
                             extent to which Rights are exercised.

Transferability of Rights... The Rights are transferrable, and it is anticipated that they will trade on the OTC
                             Bulletin Board until the close of business on the last trading day prior to the Expiration Date. In addition, the Company has applied to list its common stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all. The Basic Subscription Privilege and the Oversubscription Privilege are only transferable together, and any transfer of Rights will be deemed a transfer of both the Basic Subscription Privilege and the Oversubscription Privilege. There can be no assurance, however, that any market for Rights will develop. See "The Rights Offering -- Method of Transferring Rights."

Record Date................  ________________, 1996.

Expiration Date............  ___________, 1996, unless extended by the Company from time to time, provided that the Expiration Date shall not be later than ___________, 1996, unless the Board of Directors determines that a material event has occurred which necessitates one or more further extensions of the Rights in order to permit adequate disclosure of information concerning such event to Holders. See "The Rights Offering -- Expiration Date." If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day on which The Nasdaq National Market is open for trading following the most recently announced Expiration Date. In the event Company elects to extend the term of the Rights Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Holders of record on the Record Date.

Procedure for Exercising
 Rights....................  Rights may be exercised by properly completing the certificate evidencing such Rights (the
                             "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures, as defined below) to the Subscription Agent on or prior to the Expiration Date, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Subscription Privileges. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. The exercise of a Right may not be revoked or amended. If time does not permit a Holder or transferee of a Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such Holder or transferee should make use of the Guaranteed Delivery Procedures described under "The Rights Offering -- Exercise of Rights."

                             If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration
                             Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Persons Holding Shares, or
 Wishing to Exercise Rights
 Through Others............  Persons holding shares of Common Stock, and receiving the Rights distributable with respect
                             thereto, through a broker, dealer, commercial
                             bank, trust company or other nominee, as well as
                             persons holding certificates of Common Stock
                             personally who would prefer to have such
                             institutions effect transactions relating to the
                             Rights on their behalf, should contact the
                             appropriate institution or nominee and request it
                             to effect the transactions for them.  See "The
                             Rights Offering -- Exercise of Rights."


Closing and Issuance of
 Common Stock..............  The closing will occur and certificates representing Underlying Shares will be delivered
                             to subscribers as soon as practicable after the
                             Expiration Date and after all prorations have been
                             effected.  See "The Rights Offering --
                             Subscription Privileges."  No Underlying Shares
                             will be issued until the closing.  Funds delivered
                             to the Subscription Agent for the exercise of
                             Subscription Privileges will be held in escrow by
                             the Subscription Agent until the closing.  No
                             interest will be paid to Holders on funds held by
                             the Subscription Agent.  In the case of Holders
                             exercising Oversubscription Privileges, any excess
                             funds will be returned to the Holders as soon as
                             practicable following the closing.

Use of Proceeds............  It is anticipated that the net proceeds to Company will be approximately $8,000,000 if all of the
                             Underlying Shares are purchased in the Rights
                             Offering.  If less than all of the Underlying
                             Shares are purchased, the proceeds will be
                             correspondingly reduced.  Proceeds will be used
                             for general corporate purposes and working
                             capital, to fund potential future acquisitions and
                             internal expansion, and possibly, to repay certain
                             of Marsel's indebtedness.  See "Purpose of the
                             Rights Offering and Use of Proceeds."

Subscription Agent.........  AMERICAN STOCK TRANSFER & TRUST COMPANY

The Nasdaq National Market
 Common Symbol.............  GWAY

The Nasdaq National Market
 Rights Symbol.............  GWAYR


                                 RISK FACTORS

     The purchase of Rights and the purchase of Common Stock in the Rights Offering involves investment risks particular to the Company, and risks particular to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors," beginning on page 6.

                                  THE COMPANY

     Gateway Industries, Inc. (the "Company") has been engaged in the manufacture and sale of mirror and glass products since November 24, 1995. The Company was incorporated under the laws of the State of Delaware in July 1994 for the purpose of effecting a reincorporation of Gateway Communications, Inc. (the Company's predecessor), a California corporation. To effectuate the reincorporation, Gateway Communications, Inc. was merged into the Company on September 22, 1994. Immediately preceding the merger, Gateway Communications, Inc. effected a one-for-five reverse stock split whereby each outstanding share of common stock of Gateway Communications, Inc., no par value, was automatically converted into one share of the Company's Common Stock, $.001 par value ("Common Stock"). The Company's headquarters are located at 101-01 Foster Avenue, Brooklyn, New York 11236, and its telephone number is (718) 272-9700.

     Prior to September 1994, the Company's principal business was the design, development, manufacture and sale of local area network ("LAN") communication products for use in IBM and compatible personal computers. On September 14, 1994, the Company completed the sale of substantially all its assets relating to its LAN business. During the second quarter of 1994, the Company had ceased revenue producing activities in anticipation of the sale. From the second quarter of 1994 until November 24, 1995, the Company had no operating business.

THE MARSEL ACQUISITION

     On November 24, 1995, Glass Acquisition Corp., a wholly-owned subsidiary of the Company, acquired (the "Acquisition") substantially all the assets and the business of Marsel Mirror & Glass Products, Inc., a New York corporation ("Old Marsel"), and the related real estate interest of Barlow Associates, a New York general partnership ("Barlow"), from which Old Marsel conducted its business. Subsequent to the closing of the Acquisition, Glass Acquisition Corp. changed its name to Marsel Mirror & Glass Products, Inc. ("Marsel").

     As part of the Acquisition, Marsel entered a new loan agreement with one of Old Marsel's lenders, replaced its other lender and entered into a composition agreement (the "Composition Agreement") with substantially all Old Marsel's trade creditors who were owed approximately $2.9 million. Pursuant to the Composition Agreement, such creditors agreed to accept, and Marsel agreed to pay, approximately $540,000 upon closing of the Acquisition (the "Marsel Closing") and $100,000 on each of the four anniversaries following such closing. All Old Marsel's trade creditors were sent bulk sales notices and were to receive no payment unless they signed the Composition Agreement.

     The consideration for the purchase from Old Marsel was (i) the assumption by Marsel of an obligation to the New York City Industrial Development Authority (the "IDA") of approximately $4.78 million, (ii) the satisfaction of approximately $1,575,000 of debt owed by Barlow (which was secured by a second mortgage on the real estate interest), and (iii) the satisfaction of approximately $2.4 million of short term debt owed by Old Marsel, which was replaced with a loan and security agreement with another commercial lender. Simultaneously with the Marsel Closing, the Company invested $2.8 million in Marsel.

MARSEL

     Old Marsel was incorporated in New York in 1952, and had engaged in the manufacture and sale of mirrors and related consumer glass products since its inception. It was one of the originators of mass producing mirrors for consumption across the country. Barlow was formed in 1985 by the then owners of Old Marsel. Barlow's sole business was the leasing of the premises from which Old Marsel conducted its business.

     Before the Acquisition, Old Marsel's financial condition had substantially deteriorated as a result of declining sales and large operating losses. It was in default under its loan agreements, its accounts payable were all overdue, and virtually all its suppliers were shipping only on a C.O.D. basis. For 1994 and 1995

(including the six-week period that Marsel has been owned by Gateway), the combined revenues of Marsel and Barlow were $29,733,916 and $21,910,706, respectively, and their combined losses before taxes were $353,354 and $1,688,483, respectively. Revenues and income were negatively impacted by the sluggish retail environment and the bankruptcy of several of Marsel's customers. Marsel's deteriorating financial condition caused its suppliers to limit shipments of raw materials, resulting in inventory shortfalls and an inability to fill customer orders in a timely and complete manner. In addition, the reduced supplies caused operating inefficiencies and increased Marsel's cost of goods sold.

RECENT DEVELOPMENTS

     The Company reported a loss of $452,000 for its fiscal quarter ended March 31, 1996 primarily due to declining sales. Such losses has caused the Company to not be in compliance with certain financial covenants contained in its loan agreements with its lenders. See "Risk Factors -- History of Operating Losses" and "Potential Loan Agreement Defaults," and "Management Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from the Company's quarterly report on Form 10-QSB for the quarter ended March 31,1996.


                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to other information set forth in this Prospectus before making a decision to purchase any of the securities offered hereby.

HISTORY OF OPERATING LOSSES AT MARSEL AND DECLINING REVENUES

     The Company's sole operating business is that of Marsel, which was acquired on November 24, 1995. Before the acquisition, Old Marsel's financial condition had substantially deteriorated as a result of declining sales and large operating losses. It was in default under its loan agreements, its accounts payable were all overdue, and virtually all its suppliers were shipping only on a C.O.D. basis. For 1994 and 1995 (including the six-week period that Marsel has been owned by Gateway), the combined revenues of Marsel and Barlow were $29,733,916 and $21,910,706, respectively, and their combined losses before taxes were $353,354 and $1,688,483, respectively. Revenues and income were negatively impacted by the sluggish retail environment and the bankruptcy of several of Marsel's customers. Marsel's deteriorating financial condition caused its suppliers to limit shipments of raw materials, resulting in inventory shortfalls and an inability to fill customer orders in a timely and complete manner. In addition, the reduced supplies caused operating inefficiencies and increased Marsel's cost of goods sold.

     For the three months ended March 31, 1996, Marsel incurred losses of $452,000 on sales of $4,431,000. Management anticipates that Marsel [will __________] for the quarter ended June 30, 1996. Continued losses could negatively impact its working capital and the extension of credit by its lenders and could cause such lenders to declare a default under the Company's loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Form 10-KSB for the year ended December 31, 1995 and for its Form 10-QSB the quarter ended March 31, 1996 incorporated herein by reference; and "Risk Factors--Potential Loan Agreement Defaults".

POTENTIAL LOAN AGREEMENT DEFAULTS

     Marsel is party to a loan agreement (the "Commercial Loan Agreement") with a commercial bank (the "Commercial Lender") providing for revolving loans of up to $4 million and a term loan of $500,000, which expires on October 31, 1996. As of March 31, 1996, $2,938,000 and $475,000 were outstanding under the revolver and term loan, respectively.

     Marsel possesses a leasehold interest in approximately 314,000 square foot facility located in Brooklyn, New York from which it conducts its operations. The building and improvements on the real property are subject to bonds issued by the IDA (the "Bonds") which, as of December 31, 1995, had an outstanding principal balance of $4.78 million. Interest on the Bonds accrues at the rate of 7.5% per annum and is payable semi-annually on May 15 and November 15. In addition, principal payments of $450,000 are due on November 15, 1996, 1997 and 1998 and a final principal payment of $3,430,000 is due on November 15, 1999.

     Marsel's obligations under the Bonds are secured by an irrevocable letter of credit (the "L/C") issued by National Bank of Canada (the "L/C Bank") pursuant to an Amended and Restated Loan and Security Agreement (the "L/C Loan Agreement" and, collectively with the Commercial Loan Agreement, the "Loan Agreements") between Marsel and the "L/C Bank". Marsel has agreed to reimburse the L/C Bank for all payments made to or on behalf of Marsel, including drawings on the L/C. Marsel's reimbursement obligations are secured by a lien on all its real estate related assets.

     The Loan Agreements contain various covenants relating to Marsel's performance and financial condition. Marsel was not in compliance with certain of such covenants as of March 31, 1996. Such non-compliance constitutes an event of default under the Loan Agreements. The Company is negotiating with each of the Banks to waive such non-compliance or to modify the covenants. If such waivers or modifications are not received, each Bank could declare all outstanding amounts immediately due and payable. The Company does not currently have the financial resources to make such payments and there can be no assurance that it could obtain financing to do so. The Company is seeking to obtain a mortgage loan with a 25 year amortization schedule, in an amount sufficient to repay all amounts due under the Bonds. The Company may use a portion of the proceeds of this Rights Offering to reduce amounts outstanding under the Bonds.


POTENTIAL NON-RENEWAL OF THE L/C

     Marsel's obligations under the Bonds are secured by the L/C, which expires on December 1, 1996, and the L/C Bank is obligated to renew it only in certain circumstances. If the L/C is not renewed, all outstanding payments (currently aggregating $4,780,000) under the Bonds become due and payable.

     The L/C Loan Agreement provides that the L/C Bank must renew the L/C annually if Marsel (a) meets certain financial covenants and reporting requirements, (b) has met all L/C reimbursement obligations, (c) either (x) renewed the Commercial Loan Agreement, or obtained a new loan agreement (in either case on terms reasonably satisfactory to the L/C Bank) to finance its working needs for at least one year past the then expiration date of the L/C, or
(y) has deposited cash collateral sufficient to make the next annual payment under the Bonds with the L/C Bank. If the L/C is not renewed, all amounts due under the Bonds will become due and payable. The Company may use a portion of the proceeds of this Offering to reduce or repay amounts due under the Bonds. The Company is seeking to obtain a mortgage loan with a 25 year amortization schedule, in an amount sufficient to repay all amounts due under the Bonds.

DEPENDENCE ON MAJOR CUSTOMER

     For 1995, sales to Wal-Mart represented 40% of the Company's revenues. The Company has no contract for the future sale of products to Wal-Mart. If, for any reason, Wal-Mart ceased purchasing merchandise from Marsel or if it significantly reduced its level of such purchases, the Company's business and financial condition would be materially adversely effected. While Management knows of no plans by Wal-Mart to reduce its purchases from the Company, there can be no assurance that it will continue its purchases at prior levels.

DEPENDENCE ON KEY SUPPLIERS

     Approximately 98% of Marsel's single most important component, glass, is provided by P.P.G. Industries. While other sources of supply are available, their pricing, terms and reliability are less advantageous. Its other principal raw materials are corrugated and framing materials. Two suppliers represented 68% and 21%, respectively, of Marsel's purchases of corrugated materials in 1995. Marsel does not have any significant long-term purchase commitments with any of its suppliers. While Marsel has long-term relationships with its key suppliers, there can be no assurance that such suppliers will continue to do business with Marsel. The loss of any such supplier could have a material adverse effect on the business and financial condition of the Company.

COMPETITION

     Marsel's principal competitors for its mirrors are Monarch Mirror, a division of Stanley Works ("Stanley"), and Silverwood Industries, based in Arkansas ("Silverwood"). Stanley's pricing structure is usually higher, and its products tend to focus on wardrobe mirrored doors, sold at retail, primarily in the home improvement market. Stanley is a much larger company with greater financial resources. Silverwood is smaller than Marsel, with a similar, but more narrowly focused, product line, and is relatively new to the industry.

     The dominant competitors in the framed art category are National Picture & Frame Co., Decorel, Impulse Graphics, and Crystal Art Galleries. Each is larger and has greater financial resources than Marsel and provides products that are decorative, sell at competitive prices and in packages that are well suited for mass merchandising. Marsel competes in this area by incorporating mirror or screen printed accents into its framed art products. The lower barriers to entry in this market tend to attract a higher number of competitors.

NEW OPERATING MANAGEMENT TEAM; MANAGEMENT OF GROWTH

     When the Company acquired old Marsel's business, it was in need of new senior operating management. Immediately following the acquisition, the Company installed an interim president in an attempt to turnaround Marsel's deteriorating results and financial condition. In February, 1996, the Company hired a permanent president for Marsel. There can be no assurance that Marsel's new management will lead it to profitability.

     Depending on the extent of its future growth, the Company may experience a significant strain on its management, operational and financial resources. The Company's ability to manage its growth effectively may require it to continue to implement and improve its operational and financial systems and may require the addition of new management personnel. The failure of the Company's management team to effectively manage growth, should it occur, could have a material adverse effect on the Company's financial condition and results of operations.

POTENTIAL CONTROL BY WARREN G. LICHTENSTEIN

     Warren G. Lichtenstein, a member of the Board of Directors, individually and through entities controlled by, or affiliated with, him beneficially owns 370,016 shares of Common Stock in the aggregate, representing 35.2% of the currently outstanding shares of Common Stock (excluding options for 100,000 shares of Common Stock exercisable after 60 days). By virtue of such ownership and his position with the Company, Mr. Lichtenstein may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeing to acquire, control of the Company. In addition, Mr. Lichtenstein has advised the Company that entities whose Common stock purchases he controls currently intend to exercise all Rights distributed to such entities. If not all Rights are exercised by other Shareholders, entities controlled by Mr. Lichtenstein will increase their pro rata ownership of the Company's common stock. (See "Certain Rights Offering Considerations -- Dilution.")

ENVIRONMENTAL CONSIDERATIONS

     The Company's manufacturing operations are subject to environmental laws and regulations which govern waste water discharges, air emissions, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the disposal of such wastes. The failure to comply with such laws could result in substantial fines, penalties or other liabilities.

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW; POSSIBLE ISSUANCES OF PREFERRED STOCK

     Certain provisions of Delaware law could delay, impede or make more difficult a merger, tender offer or proxy context involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of common Stock. In addition, shares of preferred stock can be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. See "Description of Capital Stock."

FUTURE ACQUISITIONS

     The Company's current revenues are derived from a business acquired in November 1995. The Company intends to continue to pursue acquisitions of businesses and product lines which the Company believes have a significant growth possibilities. A portion of the proceeds of this Offering may be used for such acquisitions. There can be no assurance that future acquisitions if made will be profitable.

MERCHANDISING

     The Company's success depends to a large degree on its ability to introduce in a timely manner new or updated products which are affordable, functional in purpose, distinctive in quality and design and tailored to the purchasing patters of the Company's customers. Misjudgments as to customer interest in new or updated products could lead to excess inventories and markdowns and could have a material adverse effect on the Company's financial condition and results of operations.

NON-LISTING OF UNDERLYING SHARES IN NASDAQ SYSTEM

     The Company has applied to list its common stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all. If such listing is not obtained, trading, if any, in the Company's Common Stock would continue to be conducted in the over-the-counter market on an electronic bulletin board established for securities that do no meet the NASDAQ System listing requirements or in what are commonly referred to as the "pink sheets". If this were to occur, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

POSSIBLE VOLATILITY OF STOCK PRICE

     The Company's Common Stock, is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the common Stock without regard to the operating performance of the Company.

                     CERTAIN RIGHTS OFFERING CONSIDERATIONS

NO COMMITMENTS TO PURCHASE AND NO MINIMUM SIZE OF RIGHTS OFFERING

     Although Warren G. Lichtenstein has indicated that entities whose securities purchases he controls current intended to exercise their Rights, the Company does not have a commitment from any person to purchase any shares of Common Stock pursuant to the Rights. In addition, no minimum amount of proceeds is required for the Company to consummate the Rights Offering. Accordingly, no assurances can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering. See "Purpose of Offering and Use of Proceeds," "the Rights Offering," and "Plan of Distribution."

DILUTION; DISCOUNT FROM MARKET PRICE

     Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Mr. Lichtenstein has informed the Company that entities whose Common Stock purchases he controls intend to exercise their Basic Subscription Privilege. Assuming such entities fully subscribe to their Basic Subscription Privilege, and no other Rights were exercised, they would collectively own approximately ___% of the Company's voting Common Stock. In addition, the Subscription Price represents a ___% discount from the market price and could result in a reduction in the market price for the Company's common stock.

LIMITED LIQUIDITY OF SECURITIES AND TRADING ACTIVITY

     The Common Stock is thinly traded. Approximately 35.7% of the Company's voting Common Stock is beneficially owned by entities affiliated with Mr. Lichtenstein. While the Company anticipates that the Rights will be traded on OTC Bulletin Board, no assurances can be given that an efficient market for the Rights will develop or, if developed, be maintained. In addition, the Company has applied to list its common stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all.

POSSIBLE EXTENSION OF EXPIRATION DATE

     The Company has reserved the right to extend the Expiration Date to as late as __________, 1996. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders.

                          REASON FOR THE OFFERING AND
                                USE OF PROCEEDS

     Management believes that the proceeds of this Offering will provide the Company with adequate capital flexibility to address its financial needs including its desire to grow through acquisitions. Although the Company intends to pursue acquisitions, it has no current contract or commitment with respect to any particular acquisition. Because of Marsel's operating losses, the Company may use a portion of the proceeds to infuse Marsel with capital or to reduce its debt levels.

     The net proceeds from the Rights Offering is estimated to be approximately $8,000,000 after the payment of expenses associated with the Offering and
assuming the Rights Offering is fully subscribed.   Such proceeds will be used
for general corporate purposes and working capital, potential acquisitions and internal growth and possibly to reduce certain of Marsel's indebtedness.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The authorized capital stock of the Company includes 10,000,000 shares of Common Stock, par value $.001 per share, 1,000,000 shares of Preferred Stock, par value $.01 per share. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

     Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast the meeting.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $.01 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus no shares of Preferred Stock were issued and outstanding.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

                          PRICE RANGE OF COMMON STOCK

     On November 17, 1994, due to the Company's lack of revenue producing operations, the Common Stock was delisted from the Nasdaq National Market System ("NMS") where it had been traded since 1985 under the symbol GWAY. The Common Stock has since traded over-the-counter using the same symbol, GWAY, in what is commonly referred to as the Bulletin Board. On September 22, 1994, the Company effected a one-for-five reverse stock split. The following table sets forth (i) the range of high and low last sale prices for the Common Stock prior to the delisting, as reported on the NMS, and (ii) the prices after the delisting as quoted on the Bulletin Board. Prices after November 18, 1994 are bid and ask prices which represent prices between broker-dealers and do not include retail markups and markdowns, or any commissions to the broker-dealer. The prices do not reflect prices in actual transactions. All sale prices prior to September 22, 1994 have been adjusted to give effect to the reverse stock split.

                                 CLOSING SALES
        1994             HIGH($)                LOW($)
        ----
FIRST QUARTER               5.31                  3.75
SECOND QUARTER              5.63                  3.44
THIRD QUARTER               5.16                  3.13
OCT 3 - NOV 17              4.00                  3.75

                       BID PRICES             ASK PRICES
                         HIGH($)      LOW($)   HIGH($)     LOW($)
        1994
        ----
NOV 18 - DEC 30             3.50       2.50       5.00      3.50

        1995
        ----
FIRST QUARTER               3.50       2.75       4.44      3.75
SECOND QUARTER              3.44       2.00       4.44      3.63
THIRD QUARTER               3.63       2.00       4.63      3.63
FOURTH QUARTER              4.25       2.88       4.75      3.88

        1996
        ----
FIRST QUARTER               8.25       3.50       9.50      4.50
APRIL 1 - ________

DIVIDENDS

     The Company has not paid dividends on the Common Stock and does not anticipate doing so in the foreseeable future.

HOLDERS OF RECORD

     At June ____, 1996, the approximate number of holders of record of the Common Stock was _________.

                              THE RIGHTS OFFERING

THE RIGHTS

     The Company is distributing, at no cost, to the record holders of its outstanding Common Stock as of ____________, 1996 (the "Record Date") transferable Rights to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $____ per share (the "Subscription Price"). The Company will distribute ____ Rights for each share of Common Stock
held on the Record Date.   Each Right will entitle its Holder to purchase one
share of Common Stock. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates"). An aggregate of _________ shares of Common Stock (the "Underlying Shares") will be sold if all Rights are exercised.

     No fractional Underlying Shares, or cash in lieu thereof, will be issued or paid. The number of Underlying Shares distributed to each Holder will be rounded down to the nearest whole share in connection with the exercise of Subscription Privileges.

SUBSCRIPTION PRIVILEGES

     Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be shareholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur five business days after the Expiration Date.

     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Holder being allocated a greater number of Excess Shares than such Holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such Holder will be allocated only such number of Excess Shares as such Holder subscribed for and the remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege. Only beneficial holders who exercise the Basic Subscription privilege in full will be entitled to exercise the Oversubscription Privilege. Certificates representing Excess Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.

EXPIRATION DATE

     The Rights will expires at 5:00 p.m., New York City time, on ___________, 1996, unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than __________, 1996, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

EXERCISE OF RIGHTS

     Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Shares subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) in such other manner as Company may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Subscription Price of $500,000 or more, provided in each case that the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within five Nasdaq National Market trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or
(d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York  10005

     If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     (i) such Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

     (ii)  the Subscription Agent receives, on or prior to the Expiration
  Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Gateway
  Communications, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the

     Securities Exchange Act of 1934), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription certificate(s) evidencing such Rights within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery; and

       (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (718) 236-4588). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

     Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

     A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

     If either the number of Underlying Shares being subscribed for payment to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Underlying Shares. If the number of Underlying Shares being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIERS CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any Certificates or incur any liability for failure to given such notification.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent, telephone number 718-921-8200, or Information Agent at 1-800-322-2885.

NO REVOCATION

     ONCE A HOLDER OR RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     It is anticipated that the Rights will be listed for trading on OTC Bulletin Board and may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business on The Nasdaq National Market trading day preceding the Expiration Date.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

     Holders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "The Rights Offering-Exercise of Rights." Neither the Company nor the

Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor or subscriber of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

     The Company anticipates that the Rights will be eligible for transfer, and that the Right will be exercisable through the facilities of Depository Trust Company ("DTC").

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Greenberger & Forman, counsel to the Company, the following is accurate discussion of the material federal income tax consequences of the Rights Offering to the holders of Common Stock upon the distribution (the "Distribution") of Rights, and to holders of Rights upon the exercise and disposition of the Rights.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, and tax-exempt organizations. The discussion is limited to those who have held the common Stock, and will hold the Rights and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

     Distribution of the Rights. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

     Stockholder Basis and Holding Period of the Rights. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Distribution is 15% or more of the fair market value (on the date of Distribution) of the Common Stock with respect to which they are received or
(ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Distribution.

     The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

     In the case of a stockholder who purchases Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

     Sale of the Rights. A Stockholder who sells the Rights received in the Distribution prior to exercise will recognize gain or loss equal to the difference between the amount realized on the sale of such stockholder's adjusted basis (if any in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock held by such stockholder would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if Common Stock would be a capital asset in the hands of the stockholder. Capital gain or loss will be classified as short-term if the stockholder's holding period in the Rights is one year or less and long-term if the stockholder's holding period in the Rights is more than one year.

     Lapse of the Rights. Stockholders who allow the Rights received by them at the distribution to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such stockholders.

     Stockholders who are purchasers of the Rights will be entitled to a loss equal to their adjusted tax basis in the Rights, if such Rights expire unexercised. Because by their terms the Rights will expire on or prior to __________________, 1996, any loss recognized on the expiration of the Rights acquired by purchase will be a short-term capital loss if Common Stock would be a capital asset in the hands of purchaser.

     Exercise of the Rights, Basis and Holding Period of Common Stock. Stockholders will not recognize any gain or loss upon the exercise of Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the stockholder's basis in such Rights (if any).

     A stockholder's holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

     Sale of Common Stock. The sale of Common Stock will result in the recognition of gain or loss to the stockholder in an amount equal to the difference between the amount realized on the sale and the stockholder's adjusted basis in the Common Stock. Gain or loss on the sale of the Common Stock will be classified as short-term capital gain or loss, if the stockholder's holding prior in the Common Stock is one year or less and long-term capital gain or loss if the stockholder's holding period in the rights is more than one year.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                               SUBSCRIPTION AGENT

     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

                                American Stock Transfer & Trust Company
                                40 Wall Street
                                New York, NY  10005
                                Telephone No. 718-921-8200
                                Telecopier No. 718-236-4588

     The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering.

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby is being offered by Company pursuant to the issuance of Rights directly to holders of shares of Common Stock on the Record Date. Certain employee, officers or directors of the Company may solicit responses from Holders to the Rights Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

     The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the effective date of the Registration Statement of which this Prospectus forms a part.

     Holders who desire to subscribe for the purchase of shares of Common Stock in the Rights Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full of shares should be directed to the Subscription Agent.

                               INFORMATION AGENT

     The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                                 (212) 929-5500

                                    or call
                                   Toll Free

                                 (800) 322-2885

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby and the tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for Company by Greenberger & Forman, 1370 Avenue of the Americas, New York, NY 10019. Greenberger & Forman has from time to time performed and may in the future perform legal services for certain shareholders of the Company, including affiliates of Warren G. Lichtenstein.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report of Form 10-KSB for the fiscal year December 31, 1995, have been so incorporated in reliance on the report of Ernst & Young, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 INDEMNIFICATION OF DIRECTORS AND OFFICERS --
            DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

     Under provisions of the Company's Certificate of Incorporation, any person made a party to any lawsuit by reason of being a director or officer of the Company, or any parent or subsidiary thereof, may be identified by the Company to the full extent authorized by the General Corporation Law of the State of Delaware.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

No person has been authorized to give             _________ SHARES
any information or to make any
representations other than those
contained in this Prospectus in
connection with the offer made by this
Prospectus, and if given or made, such
information or representations must
not be relied upon as having been
authorized by the Company.  Neither
the delivery of this Prospectus nor
any sale made hereunder shall under               GATEWAY INDUSTRIES, INC.
any circumstances create any
implication that there has been no
change in the affairs of the Company
since the dates as of which
information is given in this
Prospectus.  This Prospectus does not
constitute an offer or solicitation by
anyone in any jurisdiction in which
such offer or solicitation is not
authorized or in which the person                    COMMON STOCK
making such offer or solicitation is
not qualified to do so or to any
person to whom it is unlawful to make
such offer or solicitation.

         -----------------

         TABLE OF CONTENTS                 PAGE
                                           ----
Available Information...................
Documents Incorporated by Reference
Prospectus Summary......................
Risk Factors............................               ----------
The Company.............................               PROSPECTUS
Purpose of the Rights Offering and                     ----------
 Use of Proceeds........................
Price Range of Common Stock.............
Dividend Policy.........................
The Rights Offering.....................           __________________, 1996
Certain Federal Income Tax
 Consequences...........................
Subscription Agent......................
Information.............................
Plan of Distribution....................
Legal Matters...........................
Experts.................................
Indemnification of Directors
 and Officers...........................


                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

SEC Registration Fee..................................  $ 2,848.55
NASDAQ Entry Fee......................................  $10,175.00
Subscription Agent's fees and expenses................
Printing fees.........................................
Legal fees and expenses...............................
Accounting fees and expenses..........................
Blue Sky fees and expenses (including
 legal fees)..........................................
Miscellaneous.........................................
     TOTAL............................................

- ----------
The foregoing, except for the Securities and Exchange Commission registration fee and the NASDAQ Entry Fee are estimates.


Item 15.  Indemnification of Directors and Officers

     Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     The Company's certification of incorporation provides:

          The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section.

     The Company has entered into indemnification agreements with each director providing for indemnification to the fullest extent permitted by Delaware law.


Item 16.  Exhibits.
                                                                  SEQUENTIALLY
EXHIBIT NO.                   DESCRIPTION                         NUMBERED PAGE
- -----------                   -----------                         -------------
     5           Opinion of Greenberger & Forman.*
     8           Tax opinion of Greenberger & Forman.*
   23.1          Consent of Ernst & Young, LLP.*
   23.2          Consent of Greenberger & Forman
                 (including in Exhibits 5 and 8).*
   99.1          Form of Subscription Certificate.
   99.2          Form of Instructions for
                 Subscription Certificates.
   99.3          Form of Notice of Guaranteed Delivery.
   99.4          Form of Subscription Agency Agreement.
- ----------

     *  To be filed by Amendment.


Item 17.  Undertakings.

     A.  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) shall not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       E. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each employee to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each employee to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

       H. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1933, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 GATEWAY INDUSTRIES, INC.


Date:  May___, 1996              By:/s/ Jack Howard
                                    --------------------------------------------
                                 Jack Howard, Acting President


Date:  May __, 1996              By:/s/ Warren Lichtenstein
                                    --------------------------------------------
                                 Warren Lichtenstein
                                 Chairman of the Board and
                                 Principal Financial and Accounting Officer


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                                 /s/ Jack Howard
                                 -------------------------------------------
Date:  May __, 1996              Jack Howard
                                 Acting President and Director


Date:  May __, 1996              /s/ Warren Lichtenstein
                                 -------------------------------------------
                                 Warren Lichtenstein, Director

                                     II-5